Exhibit (a)(1)

For Immediate Release

LIONSGATE BOARD OF DIRECTORS TO REVIEW ICAHN’S
UNSOLICITED TENDER OFFER

SANTA MONICA, CA, and VANCOUVER, BC, July 20, 2010 — Lionsgate (NYSE: LGF), today announced that it has received an unsolicited tender offer from Carl Icahn to acquire up to all of the common shares of Lionsgate for US$6.50 per share in cash. The offer is scheduled to expire at 8:00 p.m., New York City time, on August 25, 2010, unless extended or withdrawn.

Consistent with its fiduciary duties and in consultation with its financial and legal advisors, Lionsgate’s Board of Directors will review Mr. Icahn’s proposal and will make its recommendation to shareholders promptly. The Board of Directors’ recommendation will be included in a Solicitation/Recommendation Statement filing on Schedule 14D-9. Lionsgate noted that there is no need for shareholders to take any action at this time.

Morgan Stanley & Co. Incorporated is serving as financial advisor to Lionsgate and Heenan Blaikie LLP is serving as legal advisor. Perella Weinberg Partners LP is serving as financial advisor to the Special Committee of the Lionsgate Board of Directors and Wachtell, Lipton, Rosen & Katz is serving as U.S. legal advisor and Goodmans LLP is serving as Canadian legal advisor.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. Lionsgate will file a Solicitation/Recommendation Statement with the U.S. Securities and Exchange Commission (“SEC”). Any Solicitation/Recommendation Statement filed by Lionsgate that is required to be mailed to shareholders will be mailed to shareholders of Lionsgate. SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ THE SOLICITATION/RECOMMENDATION STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN CERTAIN IMPORTANT INFORMATION. Shareholders will be able to obtain the Solicitation/Recommendation Statement, any amendments or supplements thereto and other documents filed by Lionsgate with the SEC for no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at Lionsgate’s website at www.lionsgate.com or by writing to Lionsgate at 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

About Lionsgate

Lionsgate (NYSE: LGF) is the leading next generation studio with a strong and diversified presence in the production and distribution of motion pictures, television programming, home entertainment, family entertainment, video-on-demand and digitally delivered content. The Company has built a strong television presence in production of primetime cable and broadcast network series, distribution and syndication of programming through Debmar-Mercury and an array of channel platform assets. Lionsgate currently has nearly 20 shows on 10 different networks spanning its prime time production, distribution and syndication businesses, including such critically-acclaimed hits as “Mad Men,” “Weeds” and “Nurse Jackie” along with new series such as “Running Wilde” and “Blue Mountain State” and the syndication successes “Tyler Perry’s House of Payne,” its spinoff “Meet The Browns” and “The Wendy Williams Show.” Lionsgate handles a prestigious and prolific library of approximately 12,000 motion picture and television titles that is an important source of recurring revenue and serves as the foundation for the growth of the Company’s core businesses. The Lionsgate brand remains synonymous with original, daring, quality entertainment in markets around the world.
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Contact:

Peter D. Wilkes
310-255-3726
pwilkes@lionsgate.com

Jamie Moser / Annabelle Rinehart
Joele Frank, Wilkinson Brimmer Katcher
212-355-4449